Exhibit (d)(37)(ii)

EQ ADVISORS TRUST

AMENDMENT NO. 1 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement effective as of October 1 , 2014 (“Amendment No. 1”) between AXA Equitable Funds Management Group, LLC, a Delaware limited liability company (“FMG LLC” or “Manager”) and AXA Investment Managers, Inc., a Delaware Corporation (“AXA IM” or “Adviser”).

WHEREAS, FMG LLC and the Adviser agree to modify the Investment Advisory Agreement dated as of February 8, 2013;

WHEREAS, FMG LLC and the Adviser desire to modify the fee payable to the Adviser for investment advisory and other services the Adviser provides to EQ/High Yield Bond Portfolio;

NOW, THEREFORE, FMG LLC and Adviser agree to modify the Agreement as follows:

1. Appendix A. Appendix A to the Agreement setting forth the fee payable to the Adviser with respect to the Portfolio or Allocated Portion of the Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

2. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		AXA INVESTMENT MANAGERS, INC.

By:	/s/ Steven M. Joenk	By:	Xavier P. Thomin
	Steven M. Joenk	Name:	Xavier P. Thomin
	Chairman, Chief Executive Officer and President	Title:	Head of AXA IM USA

APPENDIX A

AMENDMENT NO. 1

TO

INVESTMENT ADVISORY AGREEMENT

WITH

AXA INVESTMENT MANAGERS, INC.

Related Portfolios	Annual Sub-Advisory Fee Rate***
High Yield Portfolios, which shall consist of the following Portfolio and Other Portfolio(s) or Allocated Portion(s)*:	0.39% of the High Yield Portfolios’ average daily net assets up to and including $50 million; 0.37% of the High Yield Portfolios’ average daily net assets in excess of $50 million and up to and including $250 million; 0.35% of the High Yield Portfolios’ average daily net assets in excess of $250 million and up to and including $500 million; and 0.33% of the High Yield Portfolios’ average daily net assets in excess of $500 million
EQ/High Yield Bond Portfolio**
1290 High Yield Bond Fund, a series of 1290 Funds

*	Other Portfolio or Allocated Portions are other registered investment companies (or series or portions thereof) that are Advised by the Advisor and sub-advised by the Sub-Adviser, which are classified as “High Yield Portfolios.”
**	Fee paid with respect to this Portfolio shall be based only on the Portion of the Portfolio’s average daily net assets sub-advised by the Sub-Adviser.
***	The daily advisory fee for the High Yield Portfolios is calculated by multiplying the aggregate net assets of the High Yield Portfolios at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.